MINERAL PROPERTIES TRANSFER AGREEMENT

THIS AGREEMENT made November 15, 2001

AMONG:

HUNTER DICKINSON GROUP INC. (“HDG”)

AND:

ROCKWELL VENTURES INC. (“Rockwell”)

AND:

AMARC RESOURCES LTD. (“Amarc”)

WHEREAS Rockwell has agreed to quitclaim any indirect interest in a certain mineral property and hence is seeking a new property interest;

AND WHEREAS HDG has agreed to assign to Amarc a Mexican exploration concession known as Inde and has also agreed to assign to Rockwell an option acquired by HDG from Falconbridge this option respecting the right to earn a 60% interest in the Haut Plateau mineral prospect in Quebec;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and premises contained herein the parties do hereby agree each with the other that:

1.          RESPECTING ROCKWELL’S QUITCLAIM

Rockwell to Receive Amarc Warrants for Quitclaim

(a)          In consideration of Rockwell’s previous involvement with Precious Exploration Limited Partnership (“PELP”) and the Fox River Project and its activities in connection with the exploration programs related thereto, Amarc hereby agrees to grant to Rockwell warrants in its capital stock contingent on achievement by PELP of the expenditure milestones contemplated by the Falconbridge Option respecting the Fox River Project. Amarc shall allot and issue an aggregate of up to 1 million Amarc common share purchase warrants in its capital stock on the basis that warrants to purchase 200,000 common shares of Amarc for a 2-year period at a price of $1.00 shall be issued to Rockwell on closing and thereafter each $2.5 million of project expenditures on the Fox River Project (after expenditures to date) shall result in the further issuance of an additional 200,000 warrants priced at the higher of $0.25 exercise price per share higher than the previous allotment of such warrants and the prevailing five-day average market price at the time PELP or any third party completes the required expenditures as long as Amarc has some interest direct or indirect in the Fox River Project. Rockwell hereby quitclaims any interest or claim it may have had or may assert in PELP or the Fox River Project.

Cancellation of Warrants

(b)          HDG acknowledges that Canadian Venture Exchange (“CDNX”) acceptance for the proposed issuance to it of two million common shares purchase warrants of Rockwell in connection with Rockwell’s intended participation in PELP and which were to be exercisable at $0.40 for a two-year period was not received from prior to the date of this agreement and HDG accordingly acknowledges the termination of Rockwell’s obligation to issue such share purchase warrants and releases Rockwell from any claim in respect thereof.

2.          RESPECTING THE HAUT PLATEAU PROPERTY

Transfer of Haut Plateau Option

(a)          HDG hereby agrees to transfer and assign over to Rockwell HDG’s rights pursuant to a separate agreement with Falconbridge respecting the Haut Plateau Property, Quebec, more particularly set forth in the letter agreement forming Schedule “A” hereto. Rockwell hereby agrees to accept the assignment of the Haut Plateau Option on the terms and conditions herein set forth.

Nominal Assignment Consideration

(b)          In consideration of the assignment of the Haut Plateau Option, Rockwell hereby agrees to pay HDG $1.00 plus any out-of-pocket costs incurred in connection therewith.

3.          ASSIGNMENT OF INDE OPTION

Transfer of Inde Concession

(a)          Subject to the completion of the transactions contemplated by §1 and §2 hereof, HDG does hereby agree to assign and transfer over to Amarc an option to acquire the Inde mineral concession more particularly described in the agreement attached hereto as Schedule “B”.

Assignment Consideration

(b)          In consideration of the assignment of the Inde Option, Amarc hereby agrees to pay HDG $1.00, plus HDG’s costs to the date of the Closing of approximately US$475,000.

4.          CLOSING

Closing Date

(a)          Closing of the transactions contemplated hereby shall occur on the second business day after acceptance of the CDNX to the transactions contemplated hereby. If closing does not occur within 90 days of the date of execution of this agreement, the obligations of any party may be terminated upon notice to the other parties.

Closing Deliveries

(b)          At closing, each of the parties shall execute such assignments, conveyances and the like as may be reasonably required by a party hereto to complete the transactions contemplated hereby. Each of the parties shall also deliver evidence of its respective CDNX approval, a certified copy of the resolution of its board of directors authorizing the completion of the transaction contemplated hereby and any third party consents to the transfers including any necessary consents of Falconbridge.

Inspection of Records

(c)          From the date of execution hereof until completion or termination of this agreement, each of the parties agrees to afford the other access to its financial and exploration records for purposes of completing any necessary reconciliation, due diligence and other matters reasonably necessary or preparatory for closing.

Closing Indemnities, Certificates, etc.

(d)          On closing, each of the parties shall provide the other with a registrable quitclaim or release of such party’s interest in any property assigned hereunder except for any retained interest as contemplated hereby. In addition, there shall be a release of any claim for securities respecting any prior agreements and each assigning party shall provide an indemnification of the assignee party with respect to any liabilities (inclusive of environmental) respecting its prior activities on any property and a certification that all amounts due and owing with respect to work conducted on the property have been fully discharged except where otherwise agreed by the parties.

5.          ADDITIONAL CLOSING MATTERS

Prior to Closing of the agreements contemplated hereby the parties will use reasonable commercial efforts to obtain:

(a)          The acceptance hereof by the Canadian Venture Exchange;

(b)          The necessary consents from Falconbridge.

Each of the parties will use all reasonable commercial efforts to see that the foregoing matters are fulfilled within 90 days of the date hereof providing that these items may be waived by agreement of the parties at any time.

6.          EFFECTIVE DATE

Notwithstanding a later date of the Closing, this Agreement is intended by the parties to be, and will be, effective from and as of the date hereof.

7.          GENERAL PROVISIONS

(a)          This Agreement has been made in accordance with the laws of the Province of British Columbia and shall be construed and enforced in accordance with the laws of that Province notwithstanding that the location of any property may be located outside of the Province of British Columbia.

(b)          Each of the parties shall, without request for further consideration or undue delay, promptly do such further acts and execute such further deeds and documents as may be reasonably be required by a party to effect the terms hereof. Each of the parties shall use its best efforts to obtain the acceptance of the CDNX for the transactions contemplated hereby, as well as any necessary consents from Falconbridge.

(c)          This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and assigns.

(d)          This Agreement may be assigned by any party upon notice to the other parties and subject to their consents such consents to be promptly considered and not unreasonably withheld.

(e)          Notices shall be given by any party to the other by hand delivery at 1020 – 800 West Pender Street, Vancouver, British Columbia, Attention: The President.

IN WITNESS WHEREOF the parties have caused this Agreement to be executed as of the date first above written.

HUNTER DICKINSON INC.

Per:

Authorized Signatory

ROCKWELL VENTURES INC.

Per:

Authorized Signatory

AMARC RESOURCES LTD.

Per:

Authorized Signatory